FOR IMMEDIATE RELEASE

ebix.com Inc. 5 Concourse Parkway Suite 3200 Atlanta, GA 30328 (678) 281-2020	Miller/Shandwick Contact: Todd Van Hoosear, (617) 520-7114 tvanhoosear@webershandwick.com

ebix.com Board Approves 1-For-8 Reverse Split

To Be Submitted to Stockholders for Approval;
Action Intended to meet Nasdaq Listing Standards

Atlanta, GA—August 26, 2002—ebix.com Inc. (NASDAQ: EBIX), a leading international supplier of software and e-commerce solutions to the property and casualty insurance industry, announced today that its Board of Directors has approved and recommended to its stockholders a 1-for-8 reverse stock split of its outstanding shares of common stock. This action is intended to return ebix to compliance with the continued listing standards of the Nasdaq SmallCap Market, in particular the minimum bid price requirement.

ebix received a Nasdaq Staff Determination on August 20, 2002 indicating that ebix's common stock fails to comply with the $1 per share minimum bid price requirement for continued listing set forth in Marketplace Rule 4310 (c)(4), and that its common stock is, therefore, subject to delisting from the Nasdaq SmallCap Market. ebix has requested a hearing before a Nasdaq Listing Qualifications Panel to review the Staff Determination. A date for the hearing has not yet been set. ebix has been advised that Nasdaq will not take any further action to delist the common stock pending the conclusion of that hearing. There can be no assurance that the Panel will grant ebix's request for continued listing.

At a Board of Directors meeting on August 22, 2002, the Board determined that a reverse split in the ratio of 1-for-8 is the best option to meet the minimum bid price requirement and is in the best long-term interest of ebix and its stockholders.

ebix's stockholders will be asked to approve the reverse stock split at a special meeting to be held on September 30, 2002. ebix plans to effect the reverse stock split following stockholder approval. The record date for determining stockholders eligible to vote at the special meeting will be the close of business on September 3, 2002.

Note About ebix's Proxy Materials—ebix intends to file a preliminary proxy statement this week regarding the proposal to approve the reverse stock split, and it intends to file and mail to its stockholders a definitive proxy statement regarding this proposal. Stockholders are urged to read the definitive proxy statement when it becomes available, because it will contain important information about ebix, the reverse stock split proposal and the participants in the solicitation. The proxy statement and any other documents filed by ebix with the SEC may be obtained free of charge on the SEC's Web site at www.sec.gov. In addition, stockholders may obtain free copies of the definitive proxy statement and such other documents from ebix.

About ebix.com

Founded in 1976, ebix.com, Inc., formerly known as Delphi Information Systems, Inc. is a leading international supplier of software and e-commerce solutions to the property and casualty insurance industry. The name change to ebix.com, Inc. aligns the identity of ebix with its strategic focus of using the Internet to enhance the way insurance business is transacted, through solutions that encompass both

e-commerce and web-enabled agency management systems. ebix hosts a one stop insurance portal for both the consumers and the insurance professionals. Recently, ebix launched an end-to-end e-commerce system for agencies, ebix.ASP on a self hosted or application service provided basis, targeted at the personal lines, life, health and commercial lines agencies and brokers around the world. ebix hosts a personal line exchange connecting consumers to multiple agencies and carriers; in addition to providing download, claims inquiry and billing inquiry services to insurance companies across more than 30 different agency systems through its ebixExchange service. An independent provider, ebix employs insurance and technology professionals who provide products, support and consultancy to more than 3,000 customers on six continents.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS—This press release contains various forward-looking statements and information that are based on ebix management's beliefs as well as assumptions made by and information currently available to management, including statements regarding the effects of a reverse stock split. We have tried to identify such forward looking statements by use of such words as "expects", "intends", "plans", and "believes", and similar expressions, but these words are not the exclusive means of identifying such statements. Such statements are subject to various risks, uncertainties and other factors which could cause actual results to vary materially from those expressed in or implied by, the forward looking statements Such risks, uncertainties and other factors include the extent to which the ebix.com website and other new products can be successfully developed and marketed; the possible effects of the Securities and Exchange Commission's investigation of ebix's financial reporting; the risks associated with any future acquisitions; the possibility that the proposed reverse stock split is not be approved by stockholders, otherwise does not occur or does not have the anticipated benefits; the possible delisting of ebix's common stock from the Nasdaq SmallCap Market; the willingness of independent insurance agencies to outsource their computer and other processing needs to third parties; ebix's ability to continue to develop new products to effectively address market needs in an industry characterized by rapid technological change; ebix's dependence on the insurance industry (and in particular independent agents); the highly competitive and rapidly changing automation systems market; ebix's ability to effectively protect its applications software and other proprietary information; ebix's ability to attract and retain quality management and software, technical sales and other personnel; the risks of disruption of ebix's Internet connections or internal service problems; the possible adverse effects of a substantial increase in volume of traffic on ebix's website, mainframe and other servers; possible security breaches on the ebix website; the possible effects of insurance regulation on ebix; and possible future terrorist attacks or acts of war. Certain of these, as well as other risks, uncertainties and other factors are described in more detail in ebix's periodic filings with the Securities Exchange Act of 1934, including ebix's Annual Report on Form 10-K for the year ended December 31, 2001. ebix undertakes no obligation to update any such factors or any of the forward-looking statements contained herein to reflect changed circumstances or future events or developments or for any other reason.

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